December 9, 2025

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed on October 16, 2025
            File No. 333-289870
Dear Justin Stiefel:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2025 letter.

Amendment No. 1 to Form S-1 filed October 16, 2025
Business
Our Digital Asset Treasury Segment
Our Staking Program, page 115

1. We note your response to prior comment 6 that you currently operate a validator node on the Story Network and that third parties may delegate $1P tokens to your validator node. Please revise to disclose the fees you charge third parties to use your validator node and disclose whether third parties currently use your validator node to stake their
        $1P tokens. In addition, please disclose the number of times that slashing and penalties have applied to $1P tokens. Also disclose the range of staking rewards on the Story Network. In this regard, we note that your disclosure has fluctuated over time.
 December 9, 2025
Page 2

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing